                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934



                                   Sonus Corp.
                        (f/k/a HealthCare Capital Corp.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    835691106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                  Joel Ackerman
                         E.M. Warburg Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   Copies to:

                                Steven J. Gartner
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000


                                 October 1, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]

                                  SCHEDULE 13D

--------------------
CUSIP No. 835691106
--------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Ventures, L.P.                      I.D. #13-3784037
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              7,166,666
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,166,666
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,166,666
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            53.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------
CUSIP No. 835691106
--------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
----------- --------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              7,166,666
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,166,666
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,166,666
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            53.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------
CUSIP No. 835691106
--------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC                      I.D. #13-3536050
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
----------- --------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              7,166,666
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,166,666
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           7,166,666
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           53.9%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 amends the Schedule 13D filed on behalf of the Reporting Entities on December 31, 1997 (the "Schedule 13D), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 1 relates to the securities of Sonus Corp., formerly known as HealthCare Capital Corp. (the "Company"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

     Of the Reporting Entities, only Ventures has acquired indirect ownership of the Common Stock through its ownership of Series A Convertible Preferred Shares (the "Series A Preferred Stock"), Series B Convertible Preferred Shares (the "Series B Preferred Stock") and warrants to purchase Common Stock (the "Warrants," and, collectively with the Series A Preferred Stock and Series B Preferred Stock, the "Securities").

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by adding the following paragraph at the end of the discussion:

     The total amount of funds required by Ventures to purchase the Series B Preferred Stock pursuant to the Securities Purchase Agreement dated October 1, 1999 (the "Series B Purchase Agreement") described in Item 4 was $10,000,000, and was furnished from the working capital of Ventures.

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Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs at the end of the discussion:

     On October 1, 1999, the Company entered into the Series B Purchase Agreement with Ventures pursuant to which Ventures agreed to purchase, subject to certain conditions, 2,500,000 shares of Series B Preferred Stock for an aggregate purchase price of $10,000,000 (the "Series B Purchase"). Pursuant to the Series B Purchase Agreement, the Company agreed to issue the Series B Preferred Stock to Ventures in consideration of the purchase price and certain rights under the Series B Purchase Agreement, as described below.

     On October 1, 1999, pursuant to the Series B Purchase Agreement, Ventures acquired 2,500,000 shares of Series B Preferred Stock of the Company, the Company amended and restated the terms of the Warrant Agreement, dated December 24, 1997, between the Company and Ventures, and the Company agreed to amend and restate the terms of the Series A Preferred Stock upon receipt of the required shareholder approval. As of October 1, 1999, the Securities represent beneficial ownership of 7,166,666 shares of Common Stock of the Company, or approximately 53.9% of the outstanding voting securities of the Company as determined in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act.

     The Series B Preferred Stock is initially convertible on a share for share basis (the "Series B Conversion Rate") into Common Stock at an initial conversion price (the "Series B Conversion Price") of $4.00 per share of Common Stock, subject to antidilution provisions which provide for an adjustment of the conversion price and the number of shares of Common Stock obtainable upon conversion in the event the Company sells or issues Common Stock or takes certain other actions deemed to be an issuance or sale of Common Stock. The Series B Preferred Stock has the right to vote with the Common Stock on an as converted basis as a single class with respect to any and all matters presented to the shareholders of the Company for their action or consideration.

     The holders of Series B Preferred Stock are entitled to receive preferential cumulative dividends, payable in U.S. dollars, (i) at the rate per annum per share of eight percent (8.0%) of the Series B Conversion Price, until October 31, 2004; (ii) from November 1, 2004 through October 31, 2005, at the rate per annum per share of twelve percent (12.0%) of the Series B Conversion Price; (iii) from November 1, 2005 through October 31, 2006, at the rate per annum per share of fifteen percent (15.0%) of the Series B Conversion Price; and
(iv) from and after October 31, 2006, at the rate per annum per share of eighteen percent (18.0%) of the Series B Conversion Price. Such dividends shall be fully paid before any dividends shall be set apart for or paid upon the Common Shares or any other shares ranking as to dividends junior to the Series B Preferred Stock (such Common Shares and other shares, collectively, the "Junior Stock") in any year. Dividends will not be declared on the Series B Preferred Stock until October 31, 2000, and then only if the Company has achieved certain earnings targets for the fiscal year ended July 31, 2000.

If such earnings targets have been met, then the dividend will be payable in cash for the period ending on October 31, 2000, and for each quarter thereafter. If such earnings targets have not been met for the fiscal year ended July 31, 2000, then dividends will not be payable until such time as the Company meets specified quarterly earnings targets set forth in the terms of the Series B Preferred Stock for four (4) consecutive fiscal quarters. From and after such time, dividends will be payable quarterly in cash, before any dividends shall be set apart for or paid upon any Junior Stock in any year. If the Corporation has not met the quarterly earnings targets set forth in the terms of the Series B Preferred Stock for four (4) consecutive fiscal quarters by the fiscal quarter ended July 31, 2002, then dividends will not be payable on shares of the Series B Preferred Stock.

     In addition, the Series B Conversion Rate will be adjusted from time to time if the Company does not achieve certain earnings targets.

     The Series B Purchase Agreement also provides for the amendment and restatement of the terms of the Series A Preferred Stock, subject to shareholder approval, to provide that all dividends thereon will be payable in cash after December 24, 2002, and to lower the earnings and share price thresholds for mandatory conversion.

     The Warrants have been amended pursuant to the Series B Purchase Agreement to be exercisable for shares of Common Stock at any time at the option of Ventures at an exercise price of $6.75 per share of Common Stock, provided that if the terms of the Series A Preferred Stock have not been amended and restated as contemplated by the Series B Purchase Agreement on or prior to March 31, 2000, then from and after March 31, 2000, the exercise price for the Warrants will be U.S. $4.00. In addition, the Warrants were amended to extend the expiration date to October 1, 2004, and to remove the limitation on the number of shares that may be issued to Ventures upon a cashless exercise thereof.

     Board Representation. Pursuant to the Series B Purchase Agreement, the Company agreed to increase by one the number of directors that may be designated by Ventures pursuant to the original Purchase Agreement, so that for so long as Ventures owns Common Stock, Series A Preferred Stock or Series B Preferred Stock constituting at least 10% of the outstanding Common Stock of the Company (which for this purpose shall include the Common Stock issuable upon the conversion of the Series A Preferred Stock and Series B Preferred Stock but not the Common Stock issuable upon the exercise of the Warrants), the Company will nominate and use its reasonable best efforts to elect and to cause to remain as directors on the Company's Board three individuals designated by Ventures, such number to increase to four if and for as long as the number of directors that constitute the entire Board shall be in excess of eight.

     Registration Rights. The shares of Series B Preferred Stock will not be registered under the Securities Act. Pursuant to the Series B Purchase Agreement, the Company has granted

Ventures Demand and Piggyback Registration Rights with respect to the shares of Common Stock issuable upon conversion of the Series B Preferred Stock. Such rights are similar to those granted in respect of the Series A Preferred Stock and may be exercised at any time subsequent to 180 days from the date of the closing of the purchase and sale of the securities under the Series B Purchase Agreement.

     The foregoing description of the Series B Purchase Agreement and the terms of the Series B Preferred Stock, the Warrants and the amended and restated terms of the Series A Preferred Stock is qualified in its entirety by reference to the Series B Purchase Agreement, which is attached hereto as Exhibit 3 and is incorporated herein by reference.

     The purchase was effected because of the Reporting Entities' belief that the Company represents an attractive investment. As contemplated by the terms of the Series B Purchase Agreement, David Wenstrup, who is affiliated with WP and EMW, was appointed to the Board as of October 1, 1999. Mr. Wenstrup disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the Common Stock beneficially owned by Ventures.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) of the Schedule 13D is hereby amended in its entirety to read as follows:

     (a) As of October 1, 1999, Ventures beneficially owns 13,333,333 shares of Series A Preferred Stock (convertible into an aggregate 2,666,666 shares of Common Stock), 2,500,000 shares of Series B Preferred Stock (convertible into an aggregate 2,500,000 shares of Common Stock) and Warrants to purchase up to an aggregate of 2,000,000 shares of Common Stock. By reason of their respective relationships with Ventures, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the Securities which Ventures beneficially owns. As of October 1, 1999, 7,166,666 shares of Common Stock represented approximately 53.9% of the outstanding shares of Common Stock, based on the Company's representation in the Series B Purchase Agreement that 6,109,026 shares of Common Stock (exclusive of the Common Stock into which the Securities may be converted or exercised) were outstanding as of that date.

     Item 5(c) of the Schedule 13D is hereby amended in its entirety to read as follows:

     (c) Except for the Series B Purchase, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule 1 to the Schedule 13D, has effected any transactions in the Common Stock in the last 60 days.

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended by adding the following listing to the end of the item:

     3. Securities Purchase Agreement, dated as of October 1, 1999, by and between the Company and Ventures.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 7, 1999
                                        WARBURG, PINCUS VENTURES, L.P.


                                        By: Warburg, Pincus & Co.,
                                            General Partner


                                        By: /s/ Joel Ackerman
                                            ------------------------------
                                            Joel Ackerman, Partner


                                        WARBURG, PINCUS & CO.


                                        By: /s/ Joel Ackerman
                                            ------------------------------
                                            Joel Ackerman, Partner


                                        E.M. WARBURG, PINCUS & CO., LLC


                                        By: /s/ Joel Ackerman
                                            ------------------------------
                                            Joel Ackerman, Member